UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China BCT Pharmacy Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16949J108

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 16949J108	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Xiaoyan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,480,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,480,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based upon 38,119,340 shares of common stock issued and outstanding.

CUSIP No. 16949J108	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of China BCT Pharmacy Group, Inc., a Delaware corporation (the “Company”).  The address of the Company's principal executive office is No. 102, Chengzhan Road, Liuzhou City, Guangxi Province, P.R.China 545007.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Xiaoyan Zhang (“Ms. Zhang”) as shareholder of the Company.

(b)       The business address and principal office of the Reporting Person is No. 102, Chengzhan Road, Liuzhou City, Guangxi Province, P.R.China 545007.

(c)       Ms. Zhang is the Chief Financial Officer, Secretary and director of the Company.

(d)       During the past five years, Ms. Zhang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the past five years, the Ms. Zhang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ms. Zhang is a citizen of Hong Kong.

Item 3.               Source and Amount of Funds and Other Consideration.

On December 30, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Ingenious Paragon Global Limited (“Ingenious”) and Ingenious’ shareholders, including Ms. Zhang.  Pursuant to the terms of the Exchange Agreement, the Company acquired 100% of the equity of Ingenious in exchange for the issuance of an aggregate of 32,000,000 shares of its Common Stock to Ms. Zhang and to certain former Ingenious’ shareholders.  As a result of this transaction, Ingenious became a wholly-owned subsidiary of the Company.  Ms. Zhang acquired her shares of Common Stock in exchange for the Ingenious shares pursuant to the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2009 and is incorporated herein by reference.

Item 4.               Purpose of Transaction.

The purpose of the share exchange with Ingenious was for the Company to obtain 100% ownership of Ingenious, which through its subsidiaries has business operations in China, and for the Ingenious’ shareholders, inclusive of Ms. Zhang, to obtain a 92.48% controlling interest in the Company.

CUSIP No. 16949J108	13D	Page 4 of 6 Pages

As of the date of this Schedule 13D, other than Ms. Zhang’s activities as a member of the board of directors of the Company, Ms. Zhang does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.               Interest in Securities of the Company.

(a)       Ms. Zhang beneficially owns an aggregate of 22,480,000 shares of Common Stock, representing approximately 58.9% of the total issued and outstanding shares of Common Stock.

(b)       Ms. Zhang has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of an aggregate of 22,480,000 shares of Common Stock.

(c)       Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, Ms. Zhang has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)       Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to an Earn-in Agreement dated October 22, 2009 and Amendment No. 1 to the Earn-in Agreement dated May 19, 2010 (collectively, the “Earn-in Agreement”) by and among Ms. Zhang and certain former shareholders of Guangxi Liuzhou Baicaotang Medicine Limited (“Liuzhou BCT”), a PRC wholly foreign-owned enterprise which is a wholly-owned subsidiary of the Company (the “Former Shareholders”), such Former Shareholders have a call right to purchase up to 22,480,000 shares of the Common Stock from Ms. Zhang for a nominal amount per share provided that the Company meets certain performance targets for fiscal 2010 and 2011.  For the 2010 and 2011 fiscal years the performance targets for the Company are $26 million and $28 million after tax audited net income, respectively.  If the 2010 performance target is met, the Former Shareholders have the right to acquire 50% of shares held by Ms. Zhang over which they have a call right.  If the 2011 performance target is met the Former Shareholders have the right to acquire the other 50% of the shares held by Ms. Zhang over which they have a call right.  The number of shares which can be acquired by the Former Shareholders under the Earn-In Agreement is in proportion to their former relative ownership interest in Liuzhou BCT.  Our Chairman and CEO, Hui Tian Tang, is one of the Former Shareholders and has the right to acquire up to 2,241,193 shares of Common Stock under the Earn-In Agreement if both performance targets are met.  Pursuant to the Earn-in-Agreement, there are no restrictions on Ms. Zhang’s ability to vote these shares. However, the shares may not be otherwise transferred by Ms. Zhang except pursuant to the Earn-in-Agreement.

CUSIP No. 16949J108	13D	Page 5 of 6 Pages

The foregoing description of the Earn-in Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Earn-in Agreement, attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2009 and Exhibit 10.44 to the Company’s Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on May 27, 2010. Both Exhibits are incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.

Exhibit No.:	Title:

2.1	Share Exchange Agreement dated December 30, 2009 (1)

10.5	Earn-in Agreement dated December, 2010 (2)

10.44	Amendment No. 1 to the Earn-in Agreement dated May 19, 2010 (3)

_________________

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2009.

(2) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2009.

(3) Incorporated by reference to the corresponding exhibit to the Company’s Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on May 27, 2010.

CUSIP No. 16949J108	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  August 3, 2010

/s/ Xiaoyan Zhang
Xiaoyan Zhang